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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated December 10, 2002

                       Partner Communications Company Ltd.
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                                  8 Amal Street
                              Afeq Industrial Park
                               Rosh Ha'ayin 48103
                                     Israel

                                   ----------
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X        Form 40-F
                                   ---                 ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes           No  X
                                   ---          ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)


THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE COMPANY'S REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 2001 (REGISTRATION NO. 333-14222).

Enclosures: Notice and Proxy Statement re Extraordinary General Meeting of
            Shareholders.




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                       PARTNER COMMUNICATIONS COMPANY LTD.
                                    NOTICE OF
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


                                                         Rosh Ha'ayin, Israel
                                                         December 10, 2002



         Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "EGM") of Partner Communications Company Ltd. (the "Company" or "Partner"), will be held on Tuesday, December 31, 2002 at 12:00 noon (Israel time), at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel or at any adjournments thereof.


         It is proposed at the EGM to adopt the following resolution:

         to approve the execution, delivery and performance by the Company of the Amending Agreement, together with its schedules, exhibits and other ancillary documents related to the Amending Agreement, and the terms and conditions thereof.


         Only shareholders of record at the close of business on December 10, 2002 are entitled to receive notice of, and to vote at the EGM, subject to the restrictions in the Company's Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

         Shareholders who will not attend the EGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the EGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

         The Articles of Association of the Company also allow shareholders of the Company to vote at the EGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company's Shareholder Register on the record. Holders of American Depositary Shares are not registered in the Company's Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

         Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.


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Copies of the proposed resolutions are available at our offices, 8 Ha'amal
Street, Rosh Ha'ayin, Israel, every business day from 9 AM to 5 PM (Israel time). Our telephone number is +972-67-814191.


                                          BY ORDER OF THE BOARD OF DIRECTORS



                                          ROLY KLINGER, ADV.
                                          GENERAL COUNSEL AND JOINT
                                          COMPANY SECRETARY



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                       PARTNER COMMUNICATIONS COMPANY LTD.
                                8 HA'AMAL STREET
                           ROSH HA'AYIN 48092, ISRAEL


                            _______________________

                                PROXY STATEMENT
                            _______________________


         This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Partner Communications Company Ltd. ("Partner" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary General Meeting of Shareholders (the "EGM") to be held on Tuesday, December 31, 2002 at 12:00 noon (Israel time) at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, or at any adjournments thereof.

         It is proposed at the EGM to adopt a resolution approving Partner's entering into an Amending Agreement (together with its schedules, exhibits and other ancillary documents related to the agreement, including exhibit 1 to the Amending Agreement, which contains the Amended and Restated Facility Agreement, the "Amending Agreement") amending our existing senior credit facility. The Amending Agreement will enter into effect upon the fulfillment of certain conditions precedent including the approval of our shareholders.

         A form of proxy for use at the EGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the EGM and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the EGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above.

         Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 10, 2002 will be entitled to receive notice of, and to vote at the EGM. Proxies are being mailed to shareholders on or about December 10, 2002 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

         On December 10, 2002 the Company had outstanding 181,521,596 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the EGM.


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                               AMENDING AGREEMENT


         As a result of recent developments in the Company's business, specifically the future plans for the establishment of third generation wireless telecommunications services, the Company conducted negotiations with the representatives of the banks in order to conform the terms of its credit facility to the expected changes in its business. We believe that the amended credit facility provide the Company with better repayment profile and will enable the Company to operate under more flexible financial conditions.

         Accordingly, we intend to enter into the Amending Agreement, which amends our existing credit facility (the "Credit Facility") with a group of Israeli banks and Citibank N.A., with Bank Leumi Le-Israel B.M. serving as facility agent, arranger and security trustee. The Amending Agreement is subject to certain conditions precedent including the approval of our shareholders. Certain controlling persons of principal shareholders of Partner are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim B.M., which is a participating bank in the Credit Facility. Under the amended Credit Facility, Bank Hapoalim B.M. is also being appointed as coordinating agent.

         Our existing Credit Facility is divided into two tranches: a multicurrency term loan facility of $600 million, which may be reduced to $550 million if we do not meet certain milestones ("Facility A") and a revolving multicurrency loan facility of $150 million ("Facility B"). Our amended Credit Facility will be divided into three tranches: a $410 million term loan facility under Facility A, $150 million revolving loan facility under Facility B and a new $150 million term loan facility ("Facility C").

         Facilities A and B of our Credit Facility may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B advances, at any time, be in NIS and that only up to 40% of the outstanding Facilities A and B advances may be drawn in US dollars or Euros. Facility C may be drawn only in NIS.

         Under the amended Credit Facility, Facility A is available for drawing until March 31, 2003, Facility B is available for drawing until June 30, 2008 and the Facility C is available for drawing until December 31, 2004. Previously, Facility A was available for drawing until June 30, 2002 and was extended to December 31, 2002.

         According to the amended Credit Facility, repayment under Facility A begins on March 31, 2003 and continues until June 30, 2008, repayment under Facility B will be on June 30, 2008 and repayment under Facility C begins on March 31, 2005 and continues until June 30, 2009. Under the Credit Facility, full repayment was required by June 30, 2008.

         At November 30, 2002, under the current Credit Facility, we had drawn $479 million under Facility A and $36 million under Facility B.

        Under the amended Credit Facility, drawdowns under each of the Facilities must be pro rata among the participating banks. We will have twenty-one days to correct a deviation from the foregoing with respect to Facility A and Facility C. With respect to Facility B, our commitment to draw down pro rata will be measured as of the end of each quarter.

         Under the amended Credit Facility, we shall apply all amounts borrowed by us under the Facilities for the purposes of: (i) financing the purchase of equipment, maintenance expenses, operating losses and daily operating expenses properly incurred in the establishment and operation of a wireless telephone service, as contemplated by our licence, and the financing of our working capital needs for our business, as well as for the establishment and operation of two and-a-half and third generation wireless telephone services, all as contemplated in the version of our business plan delivered to the banks upon the execution of the Amending Agreement; and (ii) the subscription or acquisition of such share or loan capital in companies which carry on business in the telecommunications sector, in accordance with the terms of the Amending Agreement.


MARGIN

         Under the current Credit Facility the margin is 0.90% per annum and is subject to variation thereafter from 0.90% down to 0.45% depending on the actual number of our subscribers, a ratio of EBITDA (earning before interest, taxes, depreciation and amortization) before SAC (subscriber acquisition costs) to Total Debt (as defined in the Facility Agreement), and a ratio of Surplus to Scheduled Debt (as defined in the Facility Agreement).

         Under the amended Credit Facility, with respect to Facility A and Facility B the margin remains 0.90% per annum but may be reduced prior to the end of 2006 to 0.70% if we exceed certain financial covenants by at least 35%, and to 0.45% if we exceed certain financial covenants by at least 75%, in both cases provided that we repaid at least 50% of our total commitments under the amended Credit Facility. Beginning in 2007, no reduction in margin will be made under Facility A and Facility B unless already reduced in 2006. The relevant financial covenants are, with respect to the relevant one-year ratio period, Facility Debt Coverage Ratio, Total Debt Coverage Ratio, Fixed Charge Coverage Ratio and ADSCR (all as defined below). The margin with respect to Facility C is 1.25% per annum and may not be reduced. In addition, so long as an Event of Default continues (as defined in the Facility Agreement), the margin with respect to each Facility will be increased by an additional 2% per annum.


FEES UNDER FACILITY C

         We are required to pay a 0.3% up-front fee with respect to Facility C. In addition, we shall pay to the banks a commitment commission at the rate of 0.35% per annum of the undrawn commitments under Facility C. The commitment commission rates with respect to Facility A and Facility B are not amended by the Amending Agreement, but will be calculated based on total utilization of Facilities A and B together.

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FINANCIAL COVENANTS

         The amended Credit Facility requires Partner to meet the following financial covenants, to be measured annually and for the first half of each year:

         o "Fixed Charge Coverage Ratio" (EBITDA after SAC, divided by the sum of debt service, capital expenditures and tax payments).

         o "Facility Debt Coverage Ratio" (EBITDA after SAC, divided by the aggregate advances made under the Credit Facility).

         o "Total Debt Coverage Ratio"((EBITDA after SAC, divided by Total Debt (as defined in the Facility Agreement)).

         o "ADSCR" ((EBITDA after SAC divided by Debt Service (as defined in the Facility Agreement)).

         Deviation of up to 5% is permitted in ADSCR and in any one of the other three covenants in each ratio period, provided such deviation is not repeated in any three following ratio periods. The above deviations are permitted only for purposes of determining whether the financial covenants have been breached.


DIVIDEND RESTRICTIONS AND SHARE PLEDGES

         The Credit Facility prohibits any payment of dividends or any other similar payments on our ordinary shares or repayment of principal on subordinated loans or shareholders' loans, or payments to shareholders generally by way of return or repurchase of capital other than by way of a permitted distribution. In addition, under the Credit Facility the principal shareholders are required to pledge in favor of the Security Trustee shares constituting 51% of the total issued share capital of Partner during the term of the Credit Facility. Under the amended Credit Facility, in the event that Partner meets the following financial conditions, a permitted distribution will be permitted and shares pledged by the principal shareholders under the share pledges may be released:

         o During the years 2003-2007, each of the Facility Debt Coverage Ratio, Total Debt Coverage Ratio, Fixed Charge Coverage Ratio and ADSCR for the preceding one year ratio period shall exceed the financial covenants by at least 35% of such minimum ratio required for such period. In the year 2008, the Total Debt Coverage Ratio for the year 2007 shall be not less than 135%, and in the year 2009, the Total Debt Coverage Ratio for the year 2008 shall be not less than 280%; and

         o Partner should have repaid to the participating banks an amount equal to half the amount of our total commitments under the amended Credit Facility.

         The Amending Agreement has been approved by Partner's audit committee and board of directors, and is now submitted to the shareholders for approval.

         It is proposed, in accordance with the Israeli Companies Law, 1999 (the "Companies Law"), that at the EGM the following resolution be adopted:

         "RESOLVED, to approve the execution, delivery and performance by the Company of the Amending Agreement, together with its schedules, exhibits and other ancillary documents related to the Amending Agreement, and the terms and conditions thereof."

         Under the Companies Law, an extraordinary transaction of a company in which a controlling shareholder has a personal interest requires the approval of the company's audit committee, board of directors and shareholders. The approval of the shareholders must comply with the special conditions set forth below. Because of the amendments to the terms of permitted distribution and the release of share pledges of our principal shareholders, the Amending Agreement may be considered such a transaction.

         Under Section 268 of the Companies Law, two or more persons who hold voting rights in a company and each of whom has a personal interest in the approval of the same transaction up for approval by the said company shall be deemed as one holder. Also, Section 268 states that a person who holds 25% or more of the voting rights at a company's general meeting (if there is no other person who holds more than 50% of these voting rights) is deemed a "controlling party." As a result, one or more of our principal shareholders may be deemed, for the sake of being cautious, a controlling party with a personal interest in the Amending Agreement. Therefore, the approval of the above resolution may require a special majority of the shareholders of the Company (the "Special Majority").

         A Special Majority requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company. For this purpose, each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter, at least two business days prior to the date of the EGM, as a condition for his right to vote and be counted with respect to such resolutions.

         Under the Companies Law, a "Personal Interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the CEO, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.

      THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE
                              PROPOSED RESOLUTION.



                          RESTRICTIONS ON VOTING RIGHTS

         Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner's Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner's license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner's means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

         Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder's holdings in Partner or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner's license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.


                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    ROLY KLINGER, ADV.
                                    General Counsel and Joint Company Secretary


Dated: December 10, 2002






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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Partner Communications Company Ltd.



                                            By /s/ Alan Gelman
                                               ---------------------------------
                                               Name:  Alan Gelman
                                               Title: Chief Financial Officer



Dated: December 10, 2002